[LETTERHEAD OF POST HEYMANN & KOFFLER LLP]

                                                  April 2, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Mr. Howard Efron

         Re:   Winthrop Realty Trust
               Item 4.01 Form 8-K
               Filed March 23, 2007
               File No. 01-06249

Dear Mr. Efron:

      We are responding, on behalf of Winthrop Realty Trust ("Winthrop"), to the comment set forth in your letter of comment, dated March 27, 2007, with respect to the above-referenced filing by Winthrop. For your convenience, we have restated your comment prior to our response to such comment:

            1. Comment: We note that the second paragraph, related to your disclosure that there were no disagreements, and the fourth paragraph relate, related to whether there were consultations with you new auditor, limit the subsequent interim period to January 1 through March 16, 3007. The subsequent interim period does not conclude on the date of Deloitte & Touche LLP's audit report. The subsequent interim period should conclude on March 19, 2007, the date of the change in certifying accountants. Please amend your report, as appropriate, in reference to the requirements of Item 304(a)(1)(iv) and 304(a)(2) of Regulation S-K. Additionally, your former accountant should make it clear within their Exhibit 16 letter that it is in reference to you amended Form 8-K.

            Response: Please be advised that Winthrop is today filing an 8-K/A to address the above Comment.

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April 2, 2007
Page 2


            We are also enclosing a letter from Winthrop to the Securities and Exchange Commission which sets for an acknowledgement from Winthrop in the form requested. Should you have any further questions, please do not hesitate to call.

                                                     Sincerely,


                                                     /s/ David J. Heymann

                                                     David J. Heymann

cc:   Peter Braverman
      Thomas Staples

                              WINTHROP REALTY TRUST
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                  April 2, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re:   Winthrop Realty Trust
               Item 4.01 Form 8-K
               Filed March 23, 2007
               File No. 01-06249

Ladies and Gentlemen:

Reference is made to the Current Report on Form 8-K/A filed by Winthrop Realty Trust (the "Company") with the Securities and Exchange Commission (the "Commission") on April 2, 2007.

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP REALTY TRUST


By: /s/ Thomas C. Staples
    --------------------------------
    Thomas C. Staples
    Chief Financial Officer